IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


03020698

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for May 28, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5388532v1



SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on MAY 28TH, 2003.

CWMBS, INC.

By: 
Name: Darren Bigby
Title: Vice President

Exhibit Index

May 20, 2003 07:57AM
Settlement: May 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWHL0324_Z4 Class A6
Current Balance: $20,000,000.00 Current Coupon: 4.5%

Next

No default scenario exists

Scenario Assumption

Price	100 PSA Yield	100 PSA Dur	200 PSA Yield	200 PSA Dur	300 PSA Yield	300 PSA Dur	400 PSA Yield	400 PSA Dur	500 PSA Yield	500 PSA Dur	600 PSA Yield	600 PSA Dur
101-14	4.278	6.53	4.208	5.15	4.208	5.15	4.208	5.15	4.148	4.37	4.089	3.80
101-15	4.273		4.202		4.202		4.202		4.141		4.080	
101-16	4.269		4.196		4.196		4.196		4.133		4.072	
101-17	4.264		4.190		4.190		4.190		4.126		4.064	
101-18	4.259	6.53	4.184	5.15	4.184	5.15	4.184	5.15	4.119	4.37	4.056	3.80
101-19	4.255		4.178		4.178		4.178		4.112		4.048	
101-20	4.250		4.172		4.172		4.172		4.105		4.040	
101-21	4.245		4.166		4.166		4.166		4.098		4.032	
101-22	4.241	6.53	4.160	5.15	4.160	5.15	4.160	5.15	4.091	4.37	4.024	3.80
101-23	4.236		4.154		4.154		4.154		4.084		4.016	
101-24	4.231		4.148		4.148		4.148		4.077		4.008	
101-25	4.226		4.142		4.142		4.142		4.070		4.000	
101-26	4.222	6.53	4.136	5.15	4.136	5.15	4.136	5.15	4.063	4.37	3.992	3.80
101-27	4.217		4.130		4.130		4.130		4.056		3.984	
101-28	4.212		4.124		4.124		4.124		4.049		3.976	
101-29	4.208		4.118		4.118		4.118		4.042		3.968	
101-30	4.203	6.53	4.113	5.16	4.113	5.16	4.113	5.16	4.035	4.37	3.960	3.80
101-31	4.198		4.107		4.107		4.107		4.028		3.952	
102-00	4.194		4.101		4.101		4.101		4.021		3.944	
102-01	4.189		4.095		4.095		4.095		4.014		3.936	
102-02	4.184	6.53	4.089	5.16	4.089	5.16	4.089	5.16	4.007	4.37	3.928	3.80
102-03	4.180		4.083		4.083		4.083		4.001		3.920	
102-04	4.175		4.077		4.077		4.077		3.994		3.912	
102-05	4.170		4.071		4.071		4.071		3.987		3.903	
102-06	4.166	6.54	4.065	5.16	4.065	5.16	4.065	5.16	3.980	4.37	3.895	3.81
102-07	4.161		4.059		4.059		4.059		3.973		3.887	
102-08	4.156		4.053		4.053		4.053		3.966		3.879	
102-09	4.152		4.048		4.048		4.048		3.959		3.871	
WAL	7.907		5.990		5.990		5.990		4.965		4.252	
1st Prin	10/25/09		04/25/08		04/25/08		04/25/08		08/25/07		01/25/07	
Mat.	12/25/12		08/25/10		08/25/10		08/25/10		04/25/09		05/25/08	

May 20, 2003 07:57AM
Settlement: May 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWHL0324_Z4 Class A6
Current Balance: $20,000,000.00 Current Coupon: 4.5%

Merrill Lynch & Company
HyperStruct
Next Payment: June 25, 2003

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
101-14	4.278	6.53	4.208	5.15	4.208	5.15	4.208	5.15	4.148	4.37	4.089	3.80
101-15	4.273		4.202		4.202		4.202		4.141		4.080	
101-16	4.269		4.196		4.196		4.196		4.133		4.072	
101-17	4.264		4.190		4.190		4.190		4.126		4.064	
101-18	4.259	6.53	4.184	5.15	4.184	5.15	4.184	5.15	4.119	4.37	4.056	3.80
101-19	4.255		4.178		4.178		4.178		4.112		4.048	
101-20	4.250		4.172		4.172		4.172		4.105		4.040	
101-21	4.245		4.166		4.166		4.166		4.098		4.032	
101-22	4.241	6.53	4.160	5.15	4.160	5.15	4.160	5.15	4.091	4.37	4.024	3.80
101-23	4.236		4.154		4.154		4.154		4.084		4.016	
101-24	4.231		4.148		4.148		4.148		4.077		4.008	
101-25	4.226		4.142		4.142		4.142		4.070		4.000	
101-26	4.222	6.53	4.136	5.15	4.136	5.15	4.136	5.15	4.063	4.37	3.992	3.80
101-27	4.217		4.130		4.130		4.130		4.056		3.984	
101-28	4.212		4.124		4.124		4.124		4.049		3.976	
101-29	4.208		4.118		4.118		4.118		4.042		3.968	
101-30	4.203	6.53	4.113	5.16	4.113	5.16	4.113	5.16	4.035	4.37	3.960	3.80
101-31	4.198		4.107		4.107		4.107		4.028		3.952	
102-00	4.194		4.101		4.101		4.101		4.021		3.944	
102-01	4.189		4.095		4.095		4.095		4.014		3.936	
102-02	4.184	6.53	4.089	5.16	4.089	5.16	4.089	5.16	4.007	4.37	3.928	3.80
102-03	4.180		4.083		4.083		4.083		4.001		3.920	
102-04	4.175		4.077		4.077		4.077		3.994		3.912	
102-05	4.170		4.071		4.071		4.071		3.987		3.903	
102-06	4.166	6.54	4.065	5.16	4.065	5.16	4.065	5.16	3.980	4.37	3.895	3.81
102-07	4.161		4.059		4.059		4.059		3.973		3.887	
102-08	4.156		4.053		4.053		4.053		3.966		3.879	
102-09	4.152		4.048		4.048		4.048		3.959		3.871	
WAL	7.907		5.990		5.990		5.990		4.965		4.252	
1st Prin	10/25/09		04/25/08		04/25/08		04/25/08		08/25/07		01/25/07	
Mat.	12/25/12		08/25/10		08/25/10		08/25/10		04/25/09		05/25/08	

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-24
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-24

May 12, 2003 12:19PM
Settlement: May 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWHL0324_CS Class CB2
Current Balance: $21,491,000.00 Current Coupon: 5.5%

Merrill Lynch & Company
HyperStruct
Next Payment: June 25, 2003

No default scenario exists

Scenario Assumption

Price	100 PSA Yield	100 PSA Dur	200 PSA Yield	200 PSA Dur	300 PSA Yield	300 PSA Dur	400 PSA Yield	400 PSA Dur	500 PSA Yield	500 PSA Dur	600 PSA Yield	600 PSA Dur
99-00	5.612	13.15	5.622	10.90	5.649	7.41	5.760	3.22	5.823	2.44	5.867	2.09
99-01	5.609		5.619		5.645		5.750		5.810		5.852	
99-02	5.607		5.616		5.641		5.741		5.797		5.837	
99-03	5.604		5.613		5.636		5.731		5.784		5.822	
99-04	5.602	13.16	5.610	10.90	5.632	7.41	5.721	3.22	5.772	2.44	5.807	2.09
99-05	5.600		5.607		5.628		5.712		5.759		5.792	
99-06	5.597		5.604		5.624		5.702		5.746		5.777	
99-07	5.595		5.601		5.619		5.692		5.733		5.762	
99-08	5.593	13.16	5.599	10.91	5.615	7.41	5.682	3.22	5.720	2.45	5.747	2.09
99-09	5.590		5.596		5.611		5.673		5.707		5.732	
99-10	5.588		5.593		5.607		5.663		5.695		5.717	
99-11	5.585		5.590		5.602		5.653		5.682		5.702	
99-12	5.583	13.17	5.587	10.91	5.598	7.42	5.643	3.22	5.669	2.45	5.687	2.09
99-13	5.581		5.584		5.594		5.634		5.656		5.672	
99-14	5.578		5.581		5.590		5.624		5.643		5.657	
99-15	5.576		5.578		5.586		5.614		5.631		5.642	
99-16	5.574	13.18	5.576	10.92	5.581	7.42	5.605	3.23	5.618	2.45	5.627	2.09
99-17	5.571		5.573		5.577		5.595		5.605		5.612	
99-18	5.569		5.570		5.573		5.585		5.592		5.597	
99-19	5.566		5.567		5.569		5.576		5.580		5.582	
99-20	5.564	13.19	5.564	10.92	5.565	7.42	5.566	3.23	5.567	2.45	5.567	2.09
99-21	5.562		5.561		5.560		5.556		5.554		5.552	
99-22	5.559		5.558		5.556		5.547		5.541		5.537	
99-23	5.667		5.556		5.552		5.537		5.528		5.523	
99-24	5.555	13.20	5.553	10.93	5.548	7.43	5.527	3.23	5.516	2.45	5.508	2.09
99-25	5.552		5.550		5.543		5.518		5.503		5.493	
99-26	5.550		5.547		5.539		5.508		5.490		5.478	
99-27	5.547		5.544		5.535		5.498		5.478		5.463	
WAL	24.788		17.504		10.000		3.659		2.704		2.286	
1st Prin	12/25/25		12/25/17		06/25/09		06/25/06		10/25/05		06/25/05	
Mat.	08/25/30		10/25/24		08/25/17		10/25/07		06/25/06		11/25/05	

May 12, 2003 12:19PM
Settlement: May 30, 2003
Last Payment: None

PRICE/YIELD TO MATURITY Table for CWHL0324_CS Class CS2
Current Balance: $21,491,000.00 Current Coupon: 5.5%

Merrill Lynch & Company
HyperStruct
Next Payment: June 25, 2003

No default scenario exists

Scenario Assumption

	100 PSA		200 PSA		300 PSA		400 PSA		500 PSA		600 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
99-28	5.545	13.20	5.541	10.93	5.531	7.43	5.489	3.23	5.465	2.45	5.448	2.09
99-29	5.543		5.538		5.527		5.479		5.452		5.433	
99-30	5.540		5.536		5.523		5.469		5.439		5.418	
99-31	5.538		5.533		5.518		5.460		5.427		5.404	
100-00	5.536	13.21	5.530	10.94	5.514	7.43	5.450	3.23	5.414	2.45	5.389	2.10
WAL	24.788		17.504		10.000		3.659		2.704		2.286	
1st Prin	12/25/25		12/25/17		06/25/09		06/25/06		10/25/05		06/25/05	
Mat.	08/25/30		10/25/24		08/25/17		10/25/07		06/25/06		11/25/05	

PSA	100	150	300	400	600	800	1000	1250	1500
101-10	4.297	4.232	4.232	4.232	4.121	4.020	3.929	3.831	3.746
101-12	4.288	4.220	4.220	4.220	4.105	4.000	3.905	3.804	3.716
101-14	4.278	4.208	4.208	4.208	4.089	3.979	3.882	3.777	3.685
101-16	4.269	4.196	4.196	4.196	4.072	3.959	3.858	3.749	3.655
101-18	4.259	4.184	4.184	4.184	4.056	3.939	3.835	3.722	3.624
101-20	4.250	4.172	4.172	4.172	4.040	3.919	3.811	3.695	3.594
101-22	4.241	4.160	4.160	4.160	4.024	3.899	3.788	3.668	3.563
101-24	4.231	4.148	4.148	4.148	4.008	3.879	3.764	3.641	3.533
101-26	4.222	4.136	4.136	4.136	3.992	3.859	3.741	3.613	3.502
101-28	4.213	4.125	4.125	4.125	3.976	3.840	3.717	3.586	3.472
101-30	4.203	4.113	4.113	4.113	3.960	3.820	3.694	3.559	3.442
102-00	4.194	4.101	4.101	4.101	3.944	3.800	3.671	3.532	3.411
102-02	4.184	4.089	4.089	4.089	3.928	3.780	3.647	3.505	3.381
Spread	115	147	147	147	181	202	210	210	208
AvgLife	7.91	5.99	5.99	5.99	4.25	3.36	2.83	2.42	2.15
Dur.	6.53	5.15	5.15	5.15	3.8	3.06	2.61	2.25	2.01
1st Pmt	10/09	04/08	04/08	04/08	01/07	05/06	12/05	08/05	05/05
Lst Pmt	12/12	08/10	08/10	08/10	05/08	03/07	07/06	01/06	09/05

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CWHL 2003-24
30yr Fixed Rate Collateral

Collateral Type:	30yr Fixed Rate	
Pass-Through Coupon:	5.50%	
Aggregate Principal Balance:	$485,000,000	+/- 5%
Average Loan Balance:	$490,000 Approx.	
Approx. Gross WAC:	5.90%	+/- 15bps
WAM:	358	+/- 2
WA LTV:	71% Approx.	
Single Family (including PUDS)	95% Approx.	
Geographic:	Max 50% California	
Cash-Out Refi.:	35% Approx.	
Avg. FICO:	730 Approx	
Rating/Subordination:	AAA/ 3.00%	+/- 50bps
Settlement:	May 30, 2003	
Whole Loan Desk	AAA - Mike De Asla Jason Kim	- 449-5326 - 449-5323

The information herein has been provided solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Neither Merrill Lynch, the Issuer of the securities nor any of its affiliates make any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The information contained herein will be superseded by the description of the collateral pool contained in the prospectus supplement relating to the securities.